C21 INVESTMENTS INC.

Management’s Discussion and Analysis
For the three and nine months ended October 31, 2022
(Expressed in U.S. Dollars)

GENERAL

This Management's Discussion and Analysis ("MD&A") is prepared as of December 15, 2022 and covers the operations of the Company for the three and nine months ended October 31, 2022.  This MD&A should be read in conjunction with the Company's unaudited interim condensed consolidated financial statements and accompanying notes for the three and nine months ended October 31, 2022.  All inter-company balances and transactions have been eliminated upon consolidation.  The Company's financial statements are prepared in accordance accounting principles generally accepted in the United States of America ("GAAP"). Financial information presented in this MD&A is presented in United States dollars ("$" or "US$"), unless otherwise indicated.

The Company's unaudited interim condensed consolidated financial statements for the three and nine months ended October 31, 2022 were authorized for issuance on December 15, 2022 by the Board.

Additional information related to the Company is available for viewing on SEDAR at www.sedar.com or the Company website at www.cxxi.ca.

DESCRIPTION OF BUSINESS

The Company is a vertically integrated cannabis company that cultivates, processes, distributes and sells quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets; leveraging industry-leading retail revenues together with high-growth potential and multi-market branded consumer packaged goods ("CPG").

The Company focuses on scalable opportunities in key markets that take advantage of its core competencies, including: (i) retail operational excellence and expanding its retail footprint through value-add acquisitions in existing markets, and (ii) branded CPG expansion through both captive retail and wholesale channels. The Company focuses on acquiring businesses that provide immediate contribution to overall profitability, or have a path to profitability within twelve months, where it can leverage existing assets, brands, and domain expertise.

The Company currently holds licenses in Nevada spanning the entire cannabis supply chain.  With the winding down and sale of our Oregon licenses and operations, the Company presents the Oregon operations now as 'held for sale' on the Balance Sheet and as 'discontinued operations' in the Income Statement.

The Company is operated by a management team that has significant professional experience, including deep experience both within the cannabis industry and other fast-paced growth industries like technology and venture capital.  Management also includes experts from more traditional industries like forestry, manufacturing, real estate, and capital markets

Strategic Focus and Growth

Our flagship operation in Reno, Nevada under the Silver State Relief brand continues its strong financial performance generating healthy cash flow and satisfied customers.  Building around this strong core we have accomplished much in the past 12 months.

- Executed on our capital expansion program in Nevada which included new grow rooms and upgraded lighting in the existing rooms, building out an additional 15,000 sq ft of space (canopy added of 4,800 sq ft).  The new rooms together with yield gains from the lighting has doubled the production of high-quality flower to 7,400 lbs/year.  Total built out space is now 37,000 sq ft. This project, including the lighting retrofit completed in April 2022, cost $3.0 million.  Several old grow rooms have now been closed.

- An additional 30,000 sq ft of cultivation to be built out on expansion of Nevada retail footprint would produce an additional 6,000 lbs/year of high-quality flower.

- Paid down the $30 million secured promissory note (the "Newman Note") owing to the Company's President and Chief Executive Officer to a balance of $3.5 million as at October 31, 2022 ($8.1 million as at January 31, 2022).  The balance of the Newman Note is $2.5 million as of December 2, 2022.

p. 2

The Company's strategic Initiatives over the next 12 months include extending our Nevada retail footprint where we have a proven track record of success, continuing our disciplined approach to growth and financing, and internally producing product to expand our Nevada retail footprint, which includes the expansion of our Nevada cultivation operations.

The Company has changed from International Financial Reporting Standards to GAAP starting with the January 31, 2022 audited financial statements, which has been applied retrospectively back to February 1, 2020.  Therefore, all the figures and comparative figures in the financial statements and in this MD&A were prepared in GAAP.

With the issuance of the January 31, 2022 audited financial statements, the Oregon operations are presented as discontinued operations.  This treatment has been applied retrospectively back to February 1, 2020.  As such, the revenue and expenses of the Company now include only the Nevada operations.

NEVADA

The Company acquired Silver State Relief and Silver State Cultivation on January 1, 2019.  The Nevada business operates in Sparks and Fernley, Nevada.

CULTIVATION, PROCESSING AND WHOLESALE

Through Silver State Cultivation in Nevada, the Company operates its recently expanded indoor cultivation and processing out of a 104,000 square foot facility now with 37,000 square feet of cultivation and 1,200 square feet dedicated to volatile extraction.  Silver State has expanded production up to 10,400 pounds of biomass with flower of 7,400 pounds and trim 3,000 pounds annually.  Half of this production will be sold within the Company's Silver State Relief dispensaries.

The Company's extraction processing supports branded CPG in both captive retail and wholesale channels.  Silver State manufactures Hood Oil cartridges, Phantom Farms pre-rolls, and flower strains, together with the Silver State branded products which include Flower, pre-rolls, and concentrates.  These in-house brands make up over 60% of sales in the dispensaries.

RETAIL

The Company operates two dispensaries, an 8,000-square foot retail dispensary, located in Sparks, and a 6,000-square foot dispensary located in Fernley, Nevada collectively servicing a total of more than 125,000 recreational and medical cannabis customers per quarter, with over 700 SKUs in each store.  The Nevada industry has seen sales slow since a peak in March/April 2021.  Silver State had total retail sales of $32.4 million during the year ended January 31, 2022 as compared to $32.9 million in the prior year.

p. 3

RESULTS OF OPERATIONS

Summary derived from the Company's audited consolidated financial statements:

PROFIT AND LOSS	3 months ended October 31,		9 months ended October 31,
	2022	2021	2022	2021
Revenue	$7,207,404	$7,938,188	$21,855,358	$25,328,410
Inventory expensed to cost of sales	3,303,066	3,485,632	10,104,051	10,485,735
Gross profit	3,904,338	4,452,556	11,751,307	14,842,675
	54.2%	56.1%	53.8%	58.6%
Expenses
General and administration	1,980,999	1,789,387	5,434,881	5,052,070
Sales, marketing, and promotion	26,366	32,363	65,464	60,160
Operating lease cost	147,844	147,844	443,532	443,532
Depreciation and amortization	341,782	319,561	1,024,354	961,001
Share based compensation	31,788	67,396	188,638	321,567
Total expenses	2,528,779	2,356,551	7,156,869	6,838,330

Income from operations	1,375,559	2,096,005	4,594,438	8,004,345
Other items
Interest expense	(98,657)	(242,645)	(396,161)	(870,952)
Accretion expense	-	-	-	(230,462)
Other Income (loss)	(13,173)	23,132	(30,999)	137,738
Change in fair value of derivative liabilities	127,813	2,392,019	757,313	8,260,347

Income (loss) before undernoted	1,391,542	4,268,511	4,924,591	15,301,016
Net income (loss) from discontinued operations	11,154	(325,237)	(374,617)	(328,067)
Provision for income taxes	(1,154,189)	(1,105,542)	(2,137,604)	(3,025,094)
Net income (loss)	$248,507	2,837,732	2,412,370	11,947,855

Cumulative translation adjustment	305,354	(21,737)	88,967	(854,280)
Income (loss) and comprehensive income (loss) for the period	553,861	2,815,995	2,501,337	11,093,575

The Company has adopted GAAP as of January 31, 2022 with effect retroactively to February 1, 2020.  All the current and comparative figures are in GAAP.

"Revenue" includes retail revenues from our two stores and wholesale revenue from our cultivation operations.  Third Quarter 2023 ("Q3") revenues declined versus prior year Q3-2022 by 9% to $7.2 million.  Revenues for the 9 months ended October 31, 2022 declined versus the prior year by 14% to $21.9 million.  This is consistent with industry trends since the easing of pandemic restrictions.  This trend is also consistent with the State of Nevada industry figures.

"Cost of Sales" includes the costs directly attributable to cultivating and processing cannabis plus the cost of product purchases from third parties, for sale in our stores.  With the expansion of our cultivation facility our costs to produce have increased, but the production cost per pound has started to come down due to economies of scale.  We use an average costing model which captures and averages costs over several quarters.

"Gross profit" fell in Q3 versus prior year Q2 from 56% to 54%, mainly due to weaker demand and a decline in retail selling prices.  Gross profit fell in the nine months ended October 31, 2022 versus the prior year period from 59% to 54%.

"Income from operations" for Q3 decreased to $1.4 million, down 34% versus prior year Q3 of $2.1 million. Income from operations in the nine months ended October 31, 2022 decreased to $4.6 million, down 43% versus the prior year period of $8.0 million.

p. 4

Expenses

"General and administration" includes all overhead costs that have not otherwise been allocated to cost of sales.  These include salaries and wages, professional fees including legal and accounting, insurance, and some local taxes.  Q3 costs increased by $191,612 as compared to prior year Q3 due to increased professional fees.  Costs for the nine months ended October 31, 2022 increased versus the same period last year by $382,811.

"Operating lease cost" is the cost of our leases not included in cost of sales and was $147,844, unchanged from prior year Q2, and unchanged in the nine months ended October 31, 2022 versus the prior year period.

"Depreciation and amortization" include provisions for fixed assets and intangibles not included in cost of sales.  The total depreciation and amortization in Q3 was $341,782 versus $319,561 in prior year Q3.  Total depreciation and amortization for the nine months ended October 31, 2022 was $1,024,354 versus $961,001 in the prior year period.

"Share based compensation" is a non-cash item and reflects the issuance of stock options to employees, officers and directors.

Other Items

"Interest expense" in Q3 was $98,657 versus $242,645 in prior year Q3.  Interest expense for the nine months ended October 31, 2022 was $396,161 versus $870,952 in the prior year period.  These decreases reflect the reduction in interest bearing debt during the period.

"Change in fair value of derivative liabilities" is a periodic revaluation of the earn out shares outstanding to vendors of businesses purchased by the Company.  These earn out shares are revalued using a Monte Carlo simulation.  The fair value of this liability will increase with an increase in the stock price of the Company and vice-versa.  The change in fair value must be recorded through the Company's profit or loss statement.  As a result, a share price increase period-over-period, will result in a reduction in net income and vice-versa.

"Net income (loss) from discontinued operations" the Company has classified all revenues and expenses pertaining to its Oregon operations to 'discontinued operations'.  This treatment has been applied to all the current and comparative figures above.

"Provision for income taxes" for Q3 of $1,154,189 versus $1,105,542 in the previous year Q3.  In the nine months ended October 31, 2022 the provision for income taxes was $2,137,604 versus $3,025,094 in the prior year period.

"Other comprehensive income (loss)," specifically the cumulative translation adjustment, comes about in GAAP when translating the balances between the parent company (investments made in C$) and the US subsidiaries (US$). These foreign exchange gains or losses at each reporting date result from the translation of C$ amounts to US$ (which is our reporting currency).

p. 5

Adjusted EBITDA

The adjusted EBITDA figures below are presented in GAAP and with the Oregon operations categorized as "discontinued".  Both these changes took effect with the preparation of the January 31, 2022 audited financial statements and were applied retroactively back to February 1, 2020.

ADJUSTED EBITDA - Quarters ending
	31-Oct-22	31-Jul-22	30-Apr-22	31-Jan-22	31-Oct-21	31-Jul-21

Net income (loss)	248,507	1,857,043	306,820	(1,031,705)	2,837,732	4,061,818

Interest & accretion	98,657	133,455	164,049	206,116	242,645	376,752
Provision for taxes	1,154,189	485,152	498,263	948,152	1,105,542	981,782
Depreciation and amortization	341,782	341,286	341,286	319,445	319,561	320,807
Depreciation and interest in COS	203,093	203,091	203,092	203,093	203,092	203,091
EBITDA	2,046,228	3,020,027	1,513,510	645,101	4,708,572	5,944,250

Change in FV of derivative liability	(127,813)	(629,500)	-	(315,943)	(2,392,019)	(2,746,018)
Share based compensation	31,788	54,064	102,786	44,902	67,396	112,455
Loss (gain) discontinued operations	(11,154)	(344,554)	730,325	1,914,577	325,237	176,135
One-time special project costs	206,459	89,331	50,000	-	229,069	-
Other gain/loss	13,173	21,972	(4,146)	29,268	(23,132)	5,327
Adjusted EBITDA	2,158,681	2,211,340	2,392,475	2,317,905	2,915,123	3,492,149

Non-GAAP Financial Measures

"Adjusted EBITDA" is supplemental, non-GAAP financial measures. The Company defines EBITDA as earnings before depreciation and amortization, depreciation and interest in cost of sales, income taxes, and interest. Additionally, the Company's Adjusted EBITDA presented above excludes accretion, loss from discontinued operations, one-time transaction costs and all other non-cash items. The Company has presented "Adjusted EBITDA" because its management believes it is a useful measure for investors when assessing and considering the Company's continuing operations and prospects for the future.  Furthermore, "Adjusted EBITDA" is a commonly used measurement in the financial community when evaluating the market value of similar companies.  "Adjusted EBITDA" is not a measure of performance calculated in accordance with GAAP, and these metrics should not be considered in isolation of, or as a substitute for, the measurement of the Company's performance prepared in accordance with GAAP. "Adjusted EBITDA," as calculated and reconciled in the table above, may not be comparable to similarly titled measurements used by other issuers and is not necessarily a measure of the Company's ability to fund its cash needs.  Figures have been restated to match current presentation.

p. 6

SELECTED QUARTERLY INFORMATION

The following table summarizes selected consolidated financial information of the Company for the preceding eight quarters.

SUMMARY OF QUARTERLY RESULTS
	31-Oct-22	31-Jul-22	30-Apr-22	31-Jan-22
Total assets	$61,284,437	$61,703,793	$61,580,422	$61,853,474
Working capital (deficiency)	$(3,900,919)	$(4,823,405)	$(5,679,998)	$(4,444,076)
Shareholders' equity (deficiency)	$37,673,167	$37,087,518	$35,395,618	$34,983,192
Revenue	$7,207,404	$7,175,493	$7,472,461	$7,654,566
Net income (loss)	$248,507	$1,857,043	$306,820	$(1,031,705)
Net income (loss) per share	0.00	0.02	0.00	(0.01)
	31-Oct-21	31-Jul-21	30-Apr-21	31-Jan-21
Total assets	$64,315,094	65,317,561	66,261,274	66,819,464
Working capital (deficiency)	$(5,133,865)	(4,632,617)	(4,014,559)	(3,914,024)
Shareholders' equity (deficiency)	$35,204,614	32,321,225	28,043,749	23,256,148
Revenue	$7,938,188	8,592,872	8,797,350	8,811,046
Net income (loss)	$2,837,732	4,061,818	5,048,306	(7,314,184)
Net income (loss) per share	0.02	0.03	0.04	(0.07)

Quarter ended October 31, 2022 (Q3)

Total assets decreased slightly during the Quarter. Mainly from accretion and amortization of assets.

Working capital deficiency improved to $3.9 million during Q3, positive operations cash flow was offset by debt and interest payments and increase in income taxes payable.

Shareholders equity increased to $37.7 million from $37.1 million during Q3.

Revenue increased sequentially from Q2-2023 to current Q3-2023 by 0.4%, which is bucking the industry trends.  Industry website, BDSA reports a sequential 15% decline in Nevada industry sales from Q2-2023 to Q3-2023.  BDSA also reports a 24% decline in Nevada retail sales from quarter ending October 2021 to quarter ending October 2022, while C21 revenues have fallen by 9% in the same period.  Currently, delivery and curbside pick-up continue to account for about 21% of transactions and 25% of revenue.

Net Income (loss) decreased sequentially in Q3-2023 to $0.25 million from $1.86 million in Q2-2023 due to slightly less income from operations, negative adjustments in the tax provision and a smaller gain on derivative liabilities.

p. 7

CONTRACTUAL OBLIGATIONS

The following table includes the Company's obligations to make future payments for each of the next five years that represent contracts and other commitments that are known and committed:

CONTRACTUAL OBLIGATIONS
	Carrying amount	Contractual cash flows	Under 1 year	1-3 years	3-5 years	More than 5 years
As at October 31, 2022
Trade and other payables	$2,387,890	$2,387,890	$2,387,890	$-	$-	$-
Finance lease payments (1)	9,040,204	15,085,677	1,495,092	2,706,009	2,810,283	8,074,292
Convertible debt (2)	1,156,259	1,156,259	1,156,259	-	-	-
Notes and other borrowings (3)	3,983,699	4,108,460	3,592,218	91,102	91,102	334,038
Total	$16,568,052	$22,738,286	$8,631,459	$2,797,111	$2,901,385	$8,408,330

(1) Amounts in the table reflect minimum payments due for the Company's leased facilities and certain leased equipment under various lease agreements and purchase agreements.

(2) Amounts in the table reflect the contractually required principal payments payable under a convertible promissory note agreement.

(3) Amounts in the table reflect the contractually required principal payments payable under a promissory note issued to the vendor that sold Silver State to the Company, and miscellaneous debt.

COVID-19 GLOBAL PANDEMIC

On March 11, 2020, the World Health Organization ("WHO") declared the novel coronavirus contagious disease outbreak and related adverse public health developments ("COVID-19") a global pandemic and recommended containment and mitigation measures worldwide. While the continued severity of the pandemic and its impact on the economic environment is uncertain, the Company continues to monitor its status closely. The Company's priority during the COVID-19 pandemic is the protection and safety of its employees and customers and it continues to follow the recommended guidelines of applicable government and health authorities. Despite being deemed as an essential retailer in its core markets, the Company experienced a negative impact on FY 2022 sales in certain markets.

COVID-19 may continue to materially impact the Company, including its ability, and the ability of its suppliers and distributors, to effectively manage the restrictions, limitations and health issues presented by the COVID-19 pandemic, the ability to continue its production, distribution and wholesale sale of its products and the demand for and use of its products by consumers, disruptions to the global and local economies due to related stay-at-home orders, quarantine policies and restrictions on travel, trade and business operations and a reduction in discretionary consumer spending.  The Company continues to closely monitor the ongoing impacts of COVID-19, in particular regarding the global supply chain for both COVID-19 and other reasons, and the retail sector.

The Company takes all reasonable steps to ensure staff are appropriately informed and trained to promote a culture of health, safety, and continuous improvement, especially during these difficult times for public health and safety due to the COVID-19 pandemic.  Wherever possible, the Company will continue to adopt generally accepted health and safety best practices from non-cannabis-related industries and follows all health and safety guidelines issued by the United States Centers for Disease Control and all orders from relevant provincial, state and local jurisdictions and authorities.

ADDITIONAL INFORMATION

LEGAL PROCEEDINGS

Regarding the Oregon claims brought by Proudest Monkey Holdings, LLC and its current owners (the former owners of Eco Firma Farms LLC) (collectively the "Plaintiffs"), the Oregon Court of Appeals, by written opinion dated October 26, 2022, reversed the dismissal of Plaintiffs' claims against the Company's subsidiaries and remanded the claims to the Oregon State Circuit Court for Clackamas County.  The Company recently filed a Petition for Reconsideration with the Oregon Court of Appeals.

p. 8

For a summary of the current legal proceedings, please refer to the Company's MD&A for the years ended January 31, 2022 and 2021 for detailed disclosure in this regard.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this report, the Company has not entered into any off-balance sheet arrangements.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company's authorized share capital consists of an unlimited number of common shares without par value.

As of October 31, 2022, there were:

- 120,047,814 Common Shares issued and outstanding;

- 5,255,000 options outstanding to purchase Common Shares, of which 4,804,998 options had vested;

- 3,240,000 warrants outstanding to purchase Common Shares; and

- no restricted share units ("RSUs") outstanding to purchase Common Shares.

As of December 15, 2022 (the date of this MD&A) the Company had the following securities outstanding:

Type of Security	Number outstanding
Common Shares	120,047,814
Stock Options	5,255,000
Warrants	3,240,000
Acquisition shares	793,093
129,335,907

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION

The Company's financial statements and the other financial information included in this MDA are the responsibility of the Company's management and have been examined and approved by the Board. The accompanying audited financial statements are prepared by management in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").  These consolidated financial statements have been prepared on an accrual basis and are based on historical costs, except for certain financial instruments classified as fair value through profit or loss, and include certain amounts based on management's best estimates using careful judgment. The selection of accounting principles and methods is management's responsibility.  Management recognizes its responsibility for conducting the Company's affairs in a manner that complies with the requirements of applicable laws and established financial standards and principles and maintains proper standards of conduct in its activities. The Board supervises the financial statements and other financial information through its audit committee, which is comprised of a majority of non-management directors.

The audit committee's role is to examine the financial statements and recommend that the Board approve them, to examine the internal control and information protection systems, and all other matters relating to the Company's accounting and finances. To do so, the audit committee meets annually with the external auditors, with or without the Company's management, to review their respective audit plans and discuss the results of their examination. This committee is responsible for recommending the appointment of the external auditors or the renewal of their engagement.

p. 9

ACCOUNTING POLICIES AND ESTIMATES

FINANCIAL RISK MANAGEMENT

The Board approves and monitors the risk management processes of the Company, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

CREDIT RISK

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company's primary exposure to credit risk is on its cash held in bank accounts, accounts receivable, and its notes receivable from acquisition targets. The Company's cash is deposited in bank accounts held with a bank in Canada, a trust company in Canada, and three credit unions in Nevada, Washington and Colorado; and accordingly, there is a concentration of credit risk. This risk is managed by using a bank that is a high credit quality financial institution as determined by rating agencies. The Company's notes receivables are placed with acquisition targets that are under definitive agreements, in which closing is based primarily on receipt of regulatory approval. If an unlikely event occurred which delayed regulatory approval for an extended period of time or permanently, the risk of default on these notes would be increased based on the liquidity of the acquisition targets.

LIQUIDITY RISK

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company's ability to continue as a going concern is dependent on management's ability to raise required funding through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board are actively involved in the review, planning and approval of significant expenditures and commitments.

The Company's consolidated financial statements for three and nine months ended October 31, 2022, have been prepared on a going concern basis, which assumes that the Company will be able to continue its operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company reports an accumulated deficit of $66,097,963, and a working capital deficit of $3,900,919 as at October 31, 2022.

The Company has generated significant positive cash flow for the three and nine months ended October 31, 2022, and the fiscal year ended January 31, 2022.  The Statement of Cash Flows for the nine months ended October 31, 2022, has cash provided by continuing operations of $4.8 million ($8.4 million - year ended January 31, 2022).  Management has taken several actions to ensure that the Company will continue as a going concern through October 31, 2023, including the closing of its operations in Oregon, selling the assets in Oregon, reducing headcount, and reducing discretionary expenditures. The Company is seeking additional financing in the form of debt which could consolidate existing debt on its balance sheet on more favorable terms. Management believes that these actions will enable the Company to continue as a going concern through December 15, 2023, one year from the date these consolidated financial statements were issued.

There remains uncertainty about the U.S. federal government's position on cannabis with respect to cannabis-legal states. A change in its enforcement policies could impact the ability of the Company to continue as a going concern and have a material adverse impact on the business.

INTEREST RATE RISK

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not subject to any interest rate volatility as its long-term debt instruments and convertible notes are carried at a fixed interest rate throughout their term.

CAPITAL MANAGEMENT

The Company's objectives when managing its capital are to ensure there are enough capital resources to continue operating as a going concern and maintain the Company's ability to ensure sufficient levels of funding to support its ongoing operations and development. The purpose of these objectives is to provide continued returns and benefits to the Company's shareholders. The Company's capital structure includes items classified in debt and shareholders' equity.

p. 10

The Board does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business considering changes in economic conditions and the risk characteristics of the Company's underlying asset.

The Company works with its capital advisors, Needham & Company based in California and CB1 Capital based in New York, to identify the best strategic options to execute our corporate growth plans, as well as increasing financial flexibility in managing our debt.

U.S. INDUSTRY BACKGROUND AND REGULATORY ENVIRONMENT

INDUSTRY BACKGROUND AND TRENDS

The emergence of the legal cannabis sector in the United States, both for medical and adult use, has been rapid as more states adopt regulations for its production and sale. Today 60% of Americans live in a state where cannabis is legal in some form and almost a quarter of the population lives in states where it is fully legalized for adult use.

The use of cannabis and cannabis derivatives to treat or alleviate the symptoms of a wide variety of chronic conditions has been generally accepted by a majority of citizens with a growing acceptance by the medical community as well. A review of the research, published in 2015 in the Journal of the American Medical Association, found evidence that cannabis can treat pain and muscle spasms. The pain component is particularly important, because other studies have suggested that cannabis can replace patients' use of highly addictive, potentially deadly opiates - meaning cannabis legalization literally improves lives.

Polls throughout the United States consistently show overwhelming support for the legalization of medical cannabis, together with strong majority support for the full legalization of recreational adult-use cannabis. It is estimated that 94% of U.S. voters support legalizing cannabis for medical use. In addition, 66% of the U.S. public supports legalizing cannabis for adult recreational use. These are large increases in public support over the past 40 years in favor of legalized cannabis use.

Notwithstanding that 36 states and the District of Columbia have now legalized adult-use and/or medical cannabis, cannabis remains illegal under U.S. federal law with cannabis listed as a Schedule I drug under the U.S. Federal Controlled Substances Act of 1970 ("CSA").

Currently the Company only operates in the state of Nevada. The Company may expand internally within Nevada or into other states within the United States that have legalized cannabis use either medicinally or recreationally and expand internationally.

FEDERAL REGULATORY UPDATE

For a complete summary of the Federal regulatory environment, please refer to the Company's MDA for the years ended January 31, 2022, and 2021, for detailed disclosure in this regard.

NEVADA REGULATORY UPDATE

For a summary of the Nevada regulatory environment, please refer to the Company's MDA for the years ended January 31, 2022, and 2021, for detailed disclosure in this regard.

p. 11

RISK FACTORS

For a comprehensive list of the risk factors relating to the business and securities of the Company, please refer to the Company's MDA for the years ended January 31, 2022 and 2021 for detailed disclosure in this regard.  The Company will face a few challenges and significant risks in the development of its business due to the nature of and present stage of its business. These risks and uncertainties are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or currently deemed immaterial by the Company, may also impair the operations of or materially adversely affect the securities of the Company. If any such risks occur, the Company's shareholders could lose all or part of their investment and the business, financial condition, liquidity, results of operations and prospects of the Company could be materially adversely affected. Some of the risk factors previously disclosed are interrelated and, consequently, readers should read such risk factors in connection with one another.

The acquisition of any of the securities of the Company is speculative, involving a high degree of risk and should be undertaken only by persons whose financial resources are enough to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the securities of the Company should not constitute a major portion of a person's investment portfolio and should only be made by persons who can afford a total loss of their investment.

FORWARD LOOKING STATEMENTS

This Management's Discussion and Analysis includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws. All information, other than statements of historical facts, included in this MDA that addresses activities, events or developments that the Company expects or anticipates will or may occur in the future is forward-looking information. Forward-looking information includes, among other things, information regarding: statements relating to the business and future activities of, and developments related to, the Company, including such things as the ongoing impact of the COVID-19 pandemic with reductions of operating (including marketing) and capital expenses and revenues, future business strategy, competitive strengths, goals, expansion and growth of the Company's business, operations and plans, including the Company's positioning in the United States cannabis industry, including the continued performance of the Company's operations generally, and specifically its Nevada retail operations, including the continued profitability of the Company's Nevada operations, including the Company's ability to continue to service its debt through operating cash flows, including the Company's ability to pursue growth opportunities and generate future growth for the Company by scaling and replicating its profitable model in Nevada, including the Company's ability of to secure non-dilutive debt financing, including the continued performance of the Company's brands and the expectations as to the development and distribution of the Company's brands and products, including the continued demand for cannabis products, including the timing of the completion of any acquisitions or dispositions and expectations of whether such proposed transactions will be consummated on the current terms or otherwise and contemplated timing, expectations and effects of such proposed transactions, estimates of future cultivation, manufacturing and extraction capacity, expectations as to the development and distribution of the Company's brands and products, the expansion into additional U.S. and international markets, any potential future legalization of adult-use and/or medical cannabis under U.S. federal law, expectations of market size and growth in the United States and the states in which the Company operates or contemplates future operations and the effect such growth will have on the Company's financial performance, expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally, and other events or conditions that may occur in the future.

Readers are cautioned that forward-looking information and statements are based on reasonable assumptions, estimates, analysis and opinions of management of the Company at the time they were provided or made in light of their experience and their perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information and statements.

Forward-looking information and statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made including among other things assumptions about: the contemplated acquisitions and dispositions being completed on the current terms and current contemplated timeline; development costs remaining consistent with budgets; ability to manage anticipated and unanticipated costs; favorable equity and debt capital markets; the ability to raise sufficient capital to advance the business of the Company; favorable operating and economic conditions; political and regulatory stability; obtaining and maintaining all required licenses and permits; receipt of governmental approvals and permits; sustained labor stability; favorable production levels and costs from the Company's operations; the pricing of various cannabis products; the level of demand for cannabis products; the availability of third party service providers and other inputs for the Company's operations; the Company's ability to conduct operations in a safe, efficient and effective manner; the ability of the Company to restructure and service its secured debt; the availability of the Company to secure a non-dilutive debt financing on terms acceptable to the Company;  and the ability of the Company's operations to continue to perform and continue in the ordinary course in light of the ongoing COVID-19 pandemic. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive and other risks, uncertainties, contingencies and other factors that could cause actual performance, achievements, actions, events, results or conditions to be materially different from those projected in the forward-looking information and statements. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

p. 12

Risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information and statements include, among others, risks relating to U.S. regulatory landscape and enforcement related to cannabis, including governmental and environmental regulation, public opinion and perception of the cannabis industry, risks related to the ability to consummate any proposed acquisitions or dispositions on the proposed terms and the ability to obtain requisite regulatory approvals and third party consents and the satisfaction of other conditions, risks related to reliance on third party service providers, the limited operating history of the Company, risks inherent in an agricultural business, risks related to proprietary intellectual property, risks relating to financing activities, risks relating to the management of growth, increasing competition in the cannabis industry, risks associated to cannabis products manufactured for human consumption including potential product recalls, reliance on key inputs, suppliers and skilled labor (the availability and retention of which is subject to uncertainty), cybersecurity risks, ability and constraints on marketing products, fraudulent activity by employees, contractors and consultants, risk of litigation and conflicts of interest, and the difficulty of enforcement of judgments and effecting service outside of Canada, limited research and data relating to cannabis, risks and uncertainties related to the impact of the COVID-19 pandemic and the impact it may continue to have on the global economy and the retail sector, particularly the cannabis retail sector in the states in which the Company operates, as well as those risk factors discussed elsewhere herein, including under "Risk Factors".

Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such forward-looking information and statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such information and statements. Accordingly, readers should not place undue reliance on forward-looking information and statements.

While the Company may elect to update such forward-looking information and statements at a future time, it assumes no obligation for doing so except to the extent required by applicable law.

p. 13